This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the U.S. Securities Act of 1933. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold in the United States of America or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act of 1933 and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bema Gold Corporation at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (604) 681-8371. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Secretary of Bema Gold Corporation at the above mentioned address and telephone number.

Short Form Prospectus

New Issue	September 20, 2005

Cdn$118,902,000
41,720,000 Shares

This short form prospectus qualifies the distribution of an aggregate of 41,720,000 common shares (the “Shares”) of Bema Gold Corporation (the “Company” or “Bema”) at a price of Cdn$2.85 per share for gross proceeds to the Company of Cdn$118,902,000 pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into between the Company and each of GMP Securities Ltd., Genuity Capital Markets, BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., and UBS Securities Canada Inc. (collectively, the “Underwriters”). The price per Share was determined by negotiation between the Company and the Underwriters. The Company has also granted to the Underwriters an option (the “Option”), exercisable in whole or in part until 24 hours prior to closing of the offering, to purchase up to an additional 8,350,000 common shares (“Additional Shares”) at the offering price set forth above for further gross proceeds of up to Cdn$23,797,500. A purchaser who acquires Additional Shares from the Underwriters upon the exercise of the Option by the Underwriters acquires those Additional Shares under this short form prospectus. The outstanding common shares of the Company are listed for trading on the Toronto Stock Exchange (“TSX”), the American Stock Exchange (“AMEX”) and the AIM market operated by the London Stock Exchange plc (“AIM”). On September 6, 2005, the last trading day before the announcement of the offering, the closing price of the Company’s common shares on the TSX and AMEX was Cdn$2.95 and $2.47, respectively.

Price: Cdn$2.85 per Share

Proceeds to the
	Price to Public	Underwriters’ Fees(1)	Company(2)
Per Share	Cdn$2.85	Cdn$0.13	Cdn$2.72
Total(3)	Cdn$118,902,000	Cdn$5,350,590	Cdn$113,551,410

- ii -

Proceeds to the
	Price to Public	Underwriters’ Fees(1)	Company(2)

Total if Option Fully	Cdn$142,699,500	Cdn$6,421,478	Cdn$136,278,022
Exercised(3)

(1)	The Company has agreed to pay to the Underwriters a cash commission equal to 4.5% of the gross proceeds realized from the sale of Shares and any Additional Shares.
(2)	Before deducting expenses of the offering, estimated to be Cdn$150,000.
(3)

The Company has granted to the Underwriters an Option exercisable, in whole or in part, until 24 hours prior to closing of the offering, to purchase up to an additional 8,350,000 Additional Shares at a price of Cdn$2.85 per Additional Share.

The Underwriters, as principals, conditionally offer the Shares (including any Additional Shares which may be issued upon the exercise of the Option) subject to prior sale if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters by Gowling Lafleur Henderson LLP and Axium Law Corporation, counsel for the Company, and by Stikeman Elliott LLP, counsel for the Underwriters.

This short form prospectus qualifies the distribution of the Shares. This short form prospectus also qualifies the distribution to the Underwriters of the Option and the Additional Shares issued upon the exercise of the Option (see “Plan of Distribution”).

The TSX has conditionally approved the listing of the Shares and Additional Shares to be distributed under this short form prospectus. The Company has also applied to list the Shares and Additional Shares on AMEX and to admit the Shares and Additional Shares for trading on AIM. Listing of the Shares and Additional Shares will be subject to the Company fulfilling all of the requirements of the TSX, AMEX and AIM.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates for the Shares and Additional Shares, if any, are expected to be available for delivery at closing of the offering which will take place on or about September 27, 2005, or such later date as may be agreed between the Company and the Underwriters.

Subject to applicable laws in connection with the offering, the Underwriters may effect transactions intended to stabilize or maintain the market price for the common shares of the Company at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time (see “Plan of Distribution”).

- iii -

CURRENCY & EXCHANGE RATE INFORMATION

All references to “$” or “dollars” in this short form prospectus refer to United States dollars, unless otherwise indicated. References to “Cdn$” in this short form prospectus refer to Canadian dollars.

The Company reports in United States dollars. The Company’s consolidated financial statements and the notes thereto included herein or incorporated by reference are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Certain financial information in these financial statements is reconciled to United States generally accepted accounting principles (“U.S. GAAP”). For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of the Company, see Note 18 to the consolidated audited financial statements for the financial years ending December 31, 2004 and 2003 incorporated by reference herein.

The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31
	2004	2003	2002	2001	2000

Average rate for period	1.3015	1.4015	1.5704	1.5484	1.4852
Rate at end of period	1.2036	1.2924	1.5796	1.5926	1.5002

The noon rate of exchange on September 19, 2005 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals $0.8551 United States dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, in accordance with legislation in effect at the date hereof and subject to compliance with the prudent investment standards or criteria and general investment provisions, limitations, requirements (including, without limitation, the requirement that in certain cases investments be made in the best financial interests of plan members, former plan members and other beneficiaries and without undue risk of loss and with a reasonable expectation of a return thereon commensurate with the risk) and restrictions (including, without limitation, quantitative restrictions, portfolio ownership restrictions and investment and lending limits and restrictions on investments in related parties) of the statutes referred to below (and, where applicable, the regulations, guidelines and prescribed criteria thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, written procedures, guidelines or goals (and compliance therewith) and, in certain cases, the filing of such policies, standards, written procedures, statements, guidelines or goals, the securities offered by this short form prospectus, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)	The Insurance Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)	The Pension Benefits Act (Manitoba)
Trust and Loan Companies Act (Canada)	The Trustee Act (Manitoba)
Insurance Act (Ontario)	The Pension Benefits Act, 1992 (Saskatchewan)
Loan and Trust Corporations Act (Ontario)	Trustees Act (New Brunswick)
Pension Benefits Act (Ontario)	Pension Benefits Act (New Brunswick)
Trustee Act (Ontario)	Trust and Loan Companies Act (Nova Scotia)
Employment Pension Plans Act (Alberta)	Trustee Act (Nova Scotia)
Insurance Act (Alberta)	Pension Benefits Act (Nova Scotia)
Loan and Trust Corporations Act (Alberta)	Insurance Companies Act (Newfoundland and
Financial Institutions Act (British Columbia)	Labrador)
Pension Benefits Standards Act (British Columbia)	Pension Benefits Act, 1997 (Newfoundland and
Supplemental Pension Plans Act (Québec)	Labrador)

An Act respecting insurance (Québec) for an insurer
as defined therein and other than guarantee fund
corporations
An Act respecting trust companies and savings
companies (Québec) for a trust company as defined
therein investing its own funds and funds received
as deposits and a savings company as defined
therein investing its own funds

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, and Stikeman Elliott LLP, counsel for the Underwriters, provided the Shares are listed on a prescribed stock exchange (which currently includes the TSX and AMEX), the Shares will be qualified investments for the purposes of the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of such Act.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada in each of the provinces of Canada (collectively, the “Commissions”). Copies of documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bema Gold Corporation at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (604) 681-8371. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Secretary of Bema Gold Corporation at the above mentioned address and telephone number. Copies of the documents are also available through the Internet on the Canadian System for Electronic Document and Retrieval (SEDAR) under the Company’s name which can be accessed at www.sedar.com.

The following documents filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the consolidated audited financial statements of the Company and notes for the financial years ending December 31, 2004 and December 31, 2003 and the auditors’ report thereon;

(b)	management’s discussion and analysis of the Company for the fiscal year ended December 31, 2004;

(c)	the Material Change Report dated March 8, 2005, clarifying Bema’s prior technical disclosure regarding the Cerro Casale project in Chile and the Petrex Mines project in South Africa;

(d)	the Material Change Report dated March 8, 2005, announcing Bema’s annual gold production figures to December 31, 2004 and outlining Bema’s projected production for 2005;

(e)	the Renewal Annual Information Form of the Company dated March 31, 2005 (the “Renewal Annual Information Form”);

(f)

the Material Change Report dated April 1, 2005 announcing the financial results of Bema’s operations for the fourth quarter and year ended December 31, 2004, together with a new resource estimate for the Kupol deposit;

(g)	the Material Change Report dated April 19, 2005, announcing an increase to the Kupol bridge loan facility from $60 million to $100 million;

(h)	the Material Change Report dated May 13, 2005, announcing the Company’s decision not to proceed with a proposed offer to purchase shares of Arizona Star Resource Corp. (“Arizona Star”);

(i)

the Management Proxy Circular of the Company dated May 13, 2005 (excluding the sections entitled “Performance Graph”, “Composition of the Compensation Committee”, “Report on Executive Compensation” and “Statement of Corporate Governance Report Practices”);

(j)	the Material Change Report dated May 26, 2005, reporting on the Company’s operating and financial results for the first quarter ended March 31, 2005;

(k)	the Amended Material Change Report dated May 30, 2005, amending the Material Change Report dated May 26, 2005;

(l)	the Material Change Report dated June 13, 2005, announcing the results of a feasibility study for the Kupol gold and silver project;

(m)	the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2005;

(n)	management’s discussion and analysis of the Company for the six-month periods ended June 30, 2005 and 2004;

(o)	the Material Change Report dated July 4, 2005, announcing an increase to the Kupol bridge loan facility from $100 million to $150 million;

(p)	the Material Change Report dated September 9, 2005 announcing an update on the project debt financing, development and exploration of the Kupol project; and

(q)	the Material Change Report dated September 13, 2005 announcing this offering.

All material change reports (other than confidential reports), audited financial statements and consolidated interim financial statements (unaudited), together with the accompanying management’s discussion and analysis and information circulars (excluding those portions which, in accordance with National Instrument 44-101, Short Form Prospectus Distributions, need not be incorporated by reference herein) that are required to be filed by the Company with the Commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or withdrawal of this offering, shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and prospective subscribers for Shares or Additional Shares should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

The statements contained in this short form prospectus are not necessarily complete and reference is made to the documents incorporated by reference herein.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company’s plans at its Julietta, Petrex, Refugio, Aldebaran/Cerro Casale, Kupol and other mineral properties, which involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Russia, Chile and South Africa and other countries and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in this short form prospectus as well as in the Renewal Annual Information Form and in each management’s discussion and analysis, all incorporated by reference into this short form prospectus. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward-looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Forward-looking statements made in a document incorporated by reference in this short form prospectus are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this short form prospectus. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

Name and Incorporation

The Company was formed by the amalgamation under the Company Act (British Columbia) of three British Columbia publicly traded mineral exploration companies, Amir Mines Ltd., Normine Resources Ltd. and Bema International Resources Inc., effective December 5, 1988. On July 19, 2002, the Company continued its corporate jurisdiction federally under the Canada Business Corporations Act and ceased to be a British Columbia company.

The head office and principal place of business of the Company is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The Company’s registered office is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, V7X 1J1.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies, and through junior public companies in which the Company is typically the largest shareholder.

Summary Description of the Business of the Company

General

The Company is a Canadian mining company engaged in the mining and production of gold and silver, and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada.

The Company’s principal assets are summarized below.

Julietta Mine, Russia

The Company holds a 79% indirect interest in the Julietta mine, an underground gold and silver mine and conventional milling operation in the Magadan region of far eastern Russia. The remaining 21% is owned by Russian shareholders of Omsukchansk Mining and Geological Company (“OMGC”), the Russian joint stock company which owns and operates the Julietta mine.

The project was financed by an equity contribution from Bema of approximately $10.1 million, $35 million of project loans consisting of a $25 million project loan facility (fully drawn) from two banks, a $10 million project loan (fully drawn) from International Finance Corporation (“IFC”) and an overrun protection convertible note facility of $5 million of which $4 million was drawn down. As of October 2004, Bema had repaid in its entirety the $25 million project loan facility and $8.5 million of the IFC loan and the $4 million of convertible notes had been fully converted. The $1.5 million principal amount of the IFC loan together with accrued interest thereon was repaid by the Company on September 15, 2005, being the maturity date of the loan.

The Julietta mine has now completed three full years of operations.

For 2005, the Julietta mine is budgeted to produce 86,000 ounces of gold at an operating cash cost of $190 (net of silver credits assuming a $6.50 per ounce spot price for silver) per ounce and a total cash cost of $241 per ounce, an increase of approximately 3% in total cash cost per ounce from 2004, mainly due to higher royalty taxes which are based on a percentage of revenue, as well as the anticipated mining and processing of lower-grade ore.

As at June 30, 2005, the Julietta mine’s year-to-date production exceeded budget by 5% and gold production for the second quarter of 2005 was 32% higher than budget and 65% higher than that of the first quarter. Julietta had a mine operating loss of $1.6 million for the first quarter 2005, but generated cash from operations of approximately $700,000. The high operating costs during the first quarter were a result of lower than budgeted gold and silver grades being processed, higher fuel charges and mine equipment availability being low, causing delays in backfilling and subsequently stope availability. The mine’s improved performance in the second quarter was attributable to an increase in the availability of underground mine equipment, as equipment ordered in the fourth quarter of 2004 was received and operational during the quarter. Also, additional supervision added to the underground and maintenance departments increased equipment utilization which allowed for higher-grade stopes to be accessed as backfilling was caught up during the quarter. Mining also commenced on a newly discovered zone on surface, which had not been budgeted, replacing lower-grade stockpile ore. For the first six months of 2005, 82,579 tonnes of ore were milled at Julietta at an average gold grade of 18.6 grams per tonne producing 43,241 ounces of gold at an operating cash cost of $206 per ounce and a total cash cost of $258 per ounce.

Based on currently estimated mineral reserves, the Company expects production from Julietta to continue through to mid-2008. The current exploration program will continue at Julietta until the end of October 2005 in order to convert resources into reserves and to further explore surrounding areas.

Bema’s production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated or at all. Plans are continuously being updated with the addition of new reserves.

In this short form prospectus, operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits.

Total cash costs, calculated in accordance with the Gold Institute Production Cost Standard, include operating cash costs, royalties and production taxes. All operating costs stated for the Julietta mine are net of silver credits from mine production.

Kupol Gold and Silver Project, Russia

The Company has the right to acquire up to a 75% interest in the high-grade Kupol gold and silver project pursuant to the terms of a definitive framework agreement (the “Framework Agreement”) with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia. To date, the Company has acquired a 40% interest in the Kupol property and, with the completion of a bankable feasibility study in June 2005 (the “Kupol Feasibility Study”) (see “Recent Developments”) and the payment of approximately $14.5 million on August 30, 2005 (representing $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the Kupol Feasibility Study), the Company has now met the requirements to acquire its remaining 35% interest. In accordance with the Framework Agreement with the Government of Chukotka, by June 2006 the Company is required to draw down the required construction financing and commence mine construction at the Kupol property, subject to certain conditions (see “Recent Developments”). By June 2006, the Company must also make a further payment of $14.5 million, calculated on the same basis.

The recently completed Kupol Feasibility Study indicates that development of the Kupol project is technically and economically feasible and contemplates the simultaneous commencement of open pit and underground mining. For the first three years, the mill is estimated to process approximately 1,000 tonnes per day of open pit ore and approximately 2,000 tonnes per day of underground ore. After year three, the mill is estimated to process approximately 2,750 tonnes per day of underground ore and 250 tonnes per day of stockpiled ore. The mine is expected to produce an average of approximately 550,000 ounces of gold per year (100% basis) at an operating cash cost of $47 per ounce and a total cash cost of $88 per ounce for a minimum of 6.5 years (using silver at an assumed price of $5.75 per ounce as an operating credit). Gold recoveries are estimated to average 93.8%, while silver recoveries are estimated to average 78.8% . The milling process will consist of primary crushing and a gravity circuit, followed by whole ore leaching.

Bema’s production estimates are projections and there can be no assurance that these results will be achieved on the schedule indicated, or at all.

Estimated preproduction capital costs to develop the Kupol mine are $364 million and the total cost including start up working capital, preproduction capital costs, financing fees and interest during construction, is estimated at $460 million. In addition, the Company has invested a total of $51 million in exploration and feasibility work and $45 million in property payments to date.

The 2005 development program at Kupol consisting of camp expansion, road construction and site earth works is on schedule and on budget. The foundations for the SAG and ball mills at the processing plant are nearing completion and six 3,000 cubic metre fuel tanks have been erected. All of the mill site earth works are complete, as is the pad for the permanent mine camp and the roads to the airport and to the south. Water well testing is also complete, indicating enough fresh water to meet the mill and camp requirements. The 2005 equipment procurement program is also on schedule. The main construction years at Kupol will be 2006 and 2007, with production scheduled for mid-2008, subject to financing and final permitting.

The 2005 exploration and condemnation drill program has commenced at Kupol using six drill rigs. The schedule calls for 45,000 metres of exploration, condemnation and infill drilling. The primary focus of the 2005 program is exploration designed to drill test the deposit to the north and to depth in the north, to test the main vein structure and to drill at least four other possible parallel vein structures. To date, a total of 170 holes totalling 40,890 metres have been completed.

Highlights from the exploration program include: the discovery of significant gold and silver mineralization at a depth of 500 metres, which is approximately 270 metres below the previously projected bottom of mineralization in the South and Big Bend zones, indicating that the Kupol vein remains open at depth in these zones; the extension of the North Extension zone a further 300 metres north from the last hole in the 2004 exploration drill program; and the discovery of the Vtoryi II vein, which indicates that high-grade mineralization exists on veins outside the main Kupol vein structure.

In addition, the 2005 infill drill program has been completed and drilling in the Central zone has encountered high-grade gold and silver mineralization in areas previously thought to contain unmineralized dykes. Furthermore, drilling in the South Offset zone, 50-80 metres east of the main South zone, has intersected high-grade gold and silver values. Results are still pending on several additional holes.

Bema is currently utilizing a $150 million bridge loan from Bayerische Hypo- und Vereinsbank AG (“HVB”) for the ongoing development work at Kupol. As at the end of July 2005, the Company had expended over $108 million of the pre-production capital costs, funded largely by the Kupol bridge loan facility (see “Recent Developments”).

On September 6, 2005, the Company announced that it had received conditional commitment letters from HVB and Société Générale Commercial and Investment Banking (“SG”) for a fully underwritten commercial tranche project loan of $280 million for the construction and development of the Kupol mine and that the Company is nearing completion of negotiations for a second tranche project loan of up to $120 million with a group of multilateral and finance institutions. See “Recent Developments”.

A portion of the proceeds of the Company’s November 2004 equity financing (Cdn$118,280,000) and a portion of the proceeds of this offering (see “Use of Proceeds”) will provide the equity financing required by the terms of the project debt financing for construction of a mine at Kupol.

Petrex Properties, South Africa

The Company holds indirectly, through its wholly-owned subsidiary, EAGC Ventures Corp., a 100% interest in the Petrex operating gold mines and related assets near Johannesburg, South Africa (the “Petrex Mines”).

Production from the Petrex Mines in 2005 is projected at 173,175 ounces of gold at a total cash operating cost of $347 per ounce (based on a 6.5 Rand to 1 U.S. dollar conversion rate, a $400 per ounce spot gold price and accounting for potential gains from the Company’s 2005 Rand denominated gold put option program).

The Petrex Mines produced 39,043 ounces of gold during the first quarter of 2005 at a total cash cost of $379 per ounce* from 508,170 tonnes of ore milled at an average recovered gold grade of 2.39 grams per tonne. The Petrex Mines reported a mine operating loss of $3.1 million which was off-set by a gain of $3.2 million from the exercise of Rand denominated put options during the first quarter. Total ounces produced were on budget during the quarter. However, operating costs were 10% over budget as the Petrex Mines processed more tonnes of lower-grade surface ore than planned, in order to supplement shortfalls of higher-grade ore from underground operations. Another factor contributing to the higher operating costs compared to budget was that the average exchange rate of 5.97 Rand to the U.S. dollar for the first quarter of 2005 was approximately 4% stronger than the Company’s budget assumption of 6.2 Rand to the U.S. dollar.

During the second quarter of 2005, the Petrex Mines produced 32,127 ounces of gold at a total cash cost of $391 per ounce* from 516,024 tonnes of ore milled at an average mill feed grade of 2.1 grams per tonne. Operating costs continued to remain high during the second quarter of 2005 due to the strength of the South African Rand versus the U.S. dollar, in spite of a depreciation of the Rand of approximately 6.4% during the period. Further contributing to the high operating costs was a change of underground mine contractors in the quarter, which resulted in a loss of underground workers, causing a temporary slowdown of the underground operations. This slowdown resulted in a decrease of higher-grade underground ore being delivered to the mill, which had to be made up from lower-grade stockpiles. The resulting lower than anticipated average grade for the period negatively affected the operating costs.

*

Total cash cost per ounce adjusted to reflect a cash gain of $82 per ounce and $54 per ounce from the exercise of South African Rand denominated gold put options in the first and second quarters of 2005, respectively.

Petrex incurred an operating loss for the quarter of $2.9 million which was offset by a gain of $1.7 million from the exercise of Rand denominated gold put options.

Operating and total cash costs are adjusted to reflect cash gains from the exercise of South African Rand denominated gold put options.

Petrex is actively pursuing a business combination to combine Petrex assets with those of other mining entities in the immediate area to create a more economically viable operation. The Company is also in discussions with potential black empowerment partners.

Refugio Mine, Chile

Through a jointly-owned operating company, Compania Minera Maricunga (“Maricunga”), the Company owns a 50% interest in the Refugio mine, an open pit, heap leach gold mine in Chile. The remaining 50% interest in Maricunga is owned by Kinross Gold Corporation (“Kinross”).

In 2001 the joint venture ceased active mining operations due to the mine’s poor cost performance in 2000, a low gold price and a requirement for significant additional capital to build new leach pads. Maricunga continued residual leaching of the heaps after the closure of active mining operations. The remainder of the facilities remained on care and maintenance. In November 2003 the joint venture approved the recommencement of mining operations at the Refugio mine based on higher gold prices and a successful drilling program in 2002 and 2003 that resulted in an expansion of proven and probable reserves sufficient for a mine life in excess of nine years (based on an assumed gold price of $350 per ounce).

Initial capital costs on a 100% basis for the expanded project were originally estimated at approximately $71 million (the Company’s share is 50%). The total capital cost of the expansion was reviewed in late March 2005 and now stands at $100 million plus a $34 million lease for a new mining fleet (Bema’s share is 50%). Bema has funded its 50% share of the capital requirements for recommencement from a portion of the proceeds from a $70 million principal amount offering of convertible notes completed in the first quarter of 2004 (see “Consolidated Capitalization”). As a result, Bema’s share of production at Refugio has no direct project debt. However, the Company, through a subsidiary, has a $10 million revolving term loan facility with Macquarie Bank Limited for working capital purposes in relation to the recommencement of operations at the Refugio mine. The Company has guaranteed the facility which matures on March 31, 2007. As at September 7, 2005, the Company has drawn down $8.25 million of the facility.

Final commissioning of the Refugio mine is underway. Refugio is scheduled to achieve full commissioning and begin contributing to the Company’s gold production profile by the fourth quarter of 2005. Crushing commenced in June 2005 and the plant achieved several days at the budgeted capacity of 40,000 tonnes per day in July. Bema’s share of estimated production at the Refugio mine for the remainder of the year is projected at approximately 50,000 ounces of gold (excluding recovery of gold from residual leaching from January through May). Total cash operating costs are projected at $298 per ounce in 2005, slightly higher than the life of mine projections of $250 per ounce, due to the ramp-up period.

These projections have been estimated by the Company and are not necessarily the view of the Company’s joint venture partner, Kinross.

Cerro Casale Deposit, Chile

The Aldebaran project in Chile, which includes the development stage Cerro Casale gold-copper porphyry deposit (the “Aldebaran Property”), is held by Compania Minera Casale (“CMC”) a Chilean contractual mining company owned indirectly by the Company (24%), Placer Dome Inc. (“Placer Dome”) (51%) and Arizona Star (25%). The Company, Arizona Star and Placer Dome hold their interests in CMC, subject to a shareholders’ agreement dated January 28, 1998, as amended (the “Shareholders’ Agreement”).

Under the terms of the Shareholders’ Agreement, Placer Dome holds its 51% interest subject to certain ongoing requirements. Pursuant to the Shareholders’ Agreement, Placer Dome can maintain its 51% interest in the Aldebaran Property by electing to proceed with development of the mine and then arranging up to $1.3 billion of project construction financing by December 28, 2005 and commencing construction of the mine. Project financing would include a $200 million equity contribution to be made by Placer Dome on behalf of all the CMC shareholders. Any capital requirements exceeding $1.3 billion of the financing provided or arranged by Placer Dome are required to be funded pro-rata by the partners. Based on the March 2004 Update (as defined below), these amounts are expected to be approximately $100 million for each of Bema and Arizona Star.

In September 2004, Placer Dome issued a certificate under the Shareholders’ Agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Placer Dome is currently updating the final feasibility study on the Aldebaran Property completed by Placer Dome in January 2000 (the “2000 Feasibility Study”), which confirmed the Cerro Casale deposit was technically feasible as a large-scale gold-copper mine assuming certain parameters, including life-of-mine prices of $350 per ounce for gold and $0.95 per pound for copper, and is in discussions on key commercial contracts and long-term marketing off-take arrangements.

If Placer Dome, acting reasonably and in good faith, determines that the project is not financeable under the terms of the Shareholders’ Agreement, the project would revert to non-financeable status. In such case, Placer Dome’s interest in the project would remain intact, with Placer Dome’s obligation under the Shareholders’ Agreement to arrange financing suspended. If the project is financeable and Placer Dome elects to no longer seek financing, then by the terms of the Shareholders’ Agreement its 51% interest will be transferred to the Company and Arizona Star, for a nominal payment.

The 2000 Feasibility Study contemplates a large scale open-pit gold copper mine, with estimated mineable proven and probable reserves containing 23 million ounces of gold and six billion pounds of copper from 1.035 billion tonnes of ore grading 0.69 g/t gold and 0.26% copper using a gold price of $350 per troy ounce, a silver price of $5.50 per troy ounce and a copper price of $0.95 per pound. The study concludes that the optimal processing rate would range from 150,000 to 170,000 tonnes per day for a projected average production of 975,000 ounces of gold, 1.83 million ounces of silver and 287 million pounds of copper annually over an 18-year mine life. Cash operating costs, net of copper and silver credits were projected at $98 per ounce of gold, while total costs per ounce of gold, including operating costs and initial and ongoing capital costs, were estimated to average $203 per ounce of gold, net of copper and silver credits. Initial capital costs, before financing costs, were estimated in the 2000 Feasibility Study at $1.43 billion.

During 2003 and early 2004, as a result of improving metal prices, the capital and operating costs for the 2000 Feasibility Study were updated (the “2004 Update”). The 2004 Update indicates an increase in project capital costs from $1.43 billion to $1.65 billion. The project capital cost estimate, in the 2004 Update, includes a contingency of $148 million compared to $128 million in the 2000 Feasibility Study. Site operating costs increased marginally from $4.70 to $4.90 per tonne milled, while offsite operating costs decreased by approximately $0.08 per tonne milled. Based on a technical report dated March 22, 2005, prepared by AMEC Americas Limited on the Aldebaran Property, assuming a copper price of $0.95 per pound and a silver price of $5.50 per ounce, the Cerro Casale deposit’s cash operating costs are now projected at approximately $115 per ounce of gold (net of copper and silver credits) and total costs, including amortization and depreciation of capital, are projected at approximately $225 per ounce.

Technical aspects of the 2000 Feasibility Study including the reserve estimate were not updated in the 2004 Update so they remained unchanged from the original study. Opportunities to optimize technical aspects of the project were identified during the 2004 Update and these are now being evaluated. Test work and studies are being initiated to aid in evaluations of the grinding circuit, optional treatment of oxide material, design parameters for the cleaner tail leach circuit, concentrate off-take agreement options and other potential project optimizations and improvements.

See “Recent Developments”.

Other Projects of the Company

In addition to the principal assets of the Company, the Company holds the following interests or rights to acquire interests in two other significant precious metals properties: (i) a 70% interest in a property with gold production potential at Monument Bay, Manitoba, Canada; and (ii) the 100% owned Quebrada gold property in Chile. The Company also holds a 100% interest in the Yarnell gold property in Arizona, United States. Through the Company’s ownership of publicly-traded companies, Consolidated Puma Minerals Corp. (54.6% owned) and Victoria Resource Corporation (31.4% owned), the Company also has indirect interests in the East Pansky platinum-palladium exploration property in Russia and the Mill Canyon and related gold exploration properties in Nevada, United States respectively.

Objectives

The Company’s current priorities are continuing to expand the existing mineral resources and reserves at the Julietta mine property (see “The Company – The Julietta Mine”), completing a joint venture or business combination to improve the viability of the Petrex Mines project (see “The Company – Petrex Properties) and completing the recommencement of active mining and gold production at the Refugio Mine (see “The Company – The Refugio Mine”). The Company also intends to continue site development and equipment procurement at the Kupol project in preparation for planned commencement of mine construction in 2006, subject to financing and final permitting (see “The Company – Kupol Gold and Silver Project, Russia” and “Recent Developments”). In addition, the Company will continue to consult with Placer Dome on financing structures for the development of the Cerro Casale project (See “The Company – Cerro Casale Deposit, Chile”).

Reference should be made to the Renewal Annual Information Form for further details of the Company’s business and properties.

Recent Developments

Kupol Gold and Silver Project

On July 27, 2004, the Company announced that it had concluded loan documentation whereby HVB would provide a $60 million bridge loan facility for the development of the Kupol project. In April 2005, the bridge loan facility was increased to $100 million. In June 2005, the bridge loan facility was further increased to $150 million. The Company has guaranteed the facility. The facility and the guarantee are secured against the Company’s interest in the Kupol project. The Company intends to repay the bridge loan facility using a portion of the proceeds from the Kupol project loan facilities described below. Amounts drawn on the bridge loan facility above $100 million will mature on March 31, 2006, while the remaining amounts will mature July 21, 2006.

On March 22, 2005, the Company announced an updated mineral resource estimate for the Kupol deposit. The infill drilling in 2004 resulted in a 230% increase in contained gold ounces and a 273% increase in contained silver ounces in the indicated resource category over the 2003 resource estimate. The resource estimate also confirmed the large, high-grade nature of the Kupol deposit.

In June 2005, the Company announced the results of the Kupol Feasibility Study, which demonstrates that Kupol is technically feasible and can be developed as a high-grade, low-cost gold and silver mine with robust project economics.

On June 24, 2005, the Company announced that it had appointed HVB and SG as mandate lead arrangers for the Kupol project construction loan financing. HVB will act as the facility and documentation agent, and SG will act as technical agent on the project financing.

On September 6, 2005, the Company announced that it had received conditional commitment letters from HVB and SG for a fully underwritten commercial tranche project loan of $280 million for the construction and development of the Kupol mine. The commercial tranche project loan is subject to a number of conditions, including satisfactory completion of legal and technical due diligence by the lenders respecting the Company, its subsidiaries and the

Kupol project; no adverse material changes having taken place since the date of the conditional commitment letters; the availability of other funds required in connection with the financing of the Kupol project; and the Company having obtained full political risk insurance. The loan is also subject to receipt of TSX approval, settlement of final documentation and other customary closing conditions. The commitment letters require the principal facility documentation to be signed by September 30, 2005. The Company has requested extension of this deadline, and has been told by the lenders that such extension will be forthcoming. Management anticipates that the conditions to the commercial tranche project loan will be met. The loan will have a seven-year term and will be guaranteed by Bema until the mine achieves economic completion as defined in the loan documentation. In addition, the Company is nearing completion of negotiations for a second tranche project loan of up to $120 million with a group of multilateral and finance institutions, including Export Development Canada and Caterpillar Financial SARL.

See “The Company – Kupol Gold and Silver Project, Russia”.

The Cerro Casale Deposit, Chile

In December 2004, the Company announced that it intended to make an offer to all shareholders of Arizona Star to exchange each Arizona Star common share held for 1.85 common shares of the Company. In May 2005, the Company announced it had determined not to proceed with such offer. In addition, the Company elected not to renew its management contract with Arizona Star which expired on April 28, 2005 and Roger Richer, Bema’s last representative on the Arizona Star board of directors, resigned. The Company currently holds approximately 5% of the common shares of Arizona Star.

See “The Company – Cerro Casale Deposit, Chile”.

RISK FACTORS RELATING TO THE COMPANY’S BUSINESS

An investment in the securities offered hereby involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of exploration and development of its mineral properties.

Prospective purchasers of securities offered hereby should give careful consideration to the information included or incorporated by reference in this short form prospectus and the Company’s historical consolidated financial statements and related notes before making an investment decision to purchase Shares. The risk factors contained in the Renewal Annual Information Form are incorporated herein by reference. These risk factors include the risks associated with the estimate of reserves, mineral resources and production; risks of development, construction and mining operations; exploration and mining risks; risk of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risk of changes to environmental legislation; risks associated with the Russian political and legal environment; risks associated with doing business in Russia; risks associated with the acquisition of title to mineral properties; risks associated with non-compliance with environmental and regulatory requirements; fluctuations in the price of gold and foreign currency fluctuations; risks of doing business in South Africa and other developing countries; risks of obtaining required financing and operating permits on a timely basis; and the inability to economically or fully insure against certain risks. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

CONSOLIDATED CAPITALIZATION

The following table sets forth the share and long-term debt capital of the Company as at December 31, 2004 and June 30, 2005. The table should be read in conjunction with the audited consolidated financial statements of the Company for the financial year ended December 31, 2004 and the interim unaudited consolidated financial statements of the Company for the six-month period ended June 30, 2005, including the notes thereto and the management’s discussion and analysis of results of operations and financial conditions for such periods, each incorporated by reference herein.

				(in thousands)
				Outstanding as at
		(in thousands)	(in thousands)	June 30, 2005 after
	Amount	Outstanding as at	Outstanding as at	giving effect to the
Capital	Authorized	December 31, 2004	June 30, 2005	Offering(1)
Long Term Debt(2)(3)	N/A	$133,667	$176,790	$176,790

Convertible Debt(2)	N/A	$18,849	$18,849	$18,849

Common Shares	Unlimited	$557,365	$556,914	$652,818

		(400,499 shares)	(401,092 shares)	(442,812 shares)

(1)	Excluding the exercise of the Option (see “Plan of Distribution”).
(2)

On February 25, 2004, the Company completed an offering of $70 million of senior unsecured convertible notes maturing February 26, 2011. In accordance with generally accepted accounting principles, the $70 million of convertible notes have been accounted for as debt instruments, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted to its face value of $70 million over the term of the notes. Debt issuance costs totalling approximately $3.5 million have also been allocated between debt and equity components. Debt issuance costs relating to the equity component totalled approximately $1 million.

(3)

On September 6, 2005, the Company announced that it had received conditional commitment letters from HVB and SG for a fully underwritten commercial tranche project loan of $280 million for the construction and development of the Kupol mine and that the Company is nearing completion of negotiations for a second tranche project loan of up to $120 million. The Company intends to repay all amounts outstanding under the $150 million bridge loan facility with HVB using a portion of the proceeds from the Kupol project loan facilities (see “The Company – Recent Developments”).

USE OF PROCEEDS

The gross proceeds to be received by the Company from the sale of the Shares will be Cdn$118,902,000, or Cdn$142,699,500 if the Option is fully exercised. The net proceeds to be received by the Company after payment of the Underwriters’ cash commission of Cdn$5,350,590 (Cdn$6,421,478 if the Option is fully exercised) and after deducting the costs of the issue estimated at Cdn$150,000 will be Cdn$113,401,410 (Cdn$136,128,022 if the Option is fully exercised). The Company proposes to use the net proceeds from the offering for further development of the Company’s Kupol property (See “The Company – Kupol Gold and Silver Project, Russia”) and for working capital and general corporate purposes.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized capital consists of an unlimited number of common shares. As at September 19, 2005, the Company had 401,201,117 common shares outstanding. All the issued common shares are fully paid and are not subject to any future call or assessment. All the issued common shares rank equally as to voting rights, participation and a distribution of the Company’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of shareholders of the Company. Each common share carries one vote at such meetings. Holders of common shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of the Company as may be distributable to such holders.

DESCRIPTION OF SECURITIES BEING OFFERED

The offering consists of 41,720,000 Shares. The Underwriters have the Option, at their discretion, to purchase up to 8,350,000 Additional Shares (see “Plan of Distribution”).

PLAN OF DISTRIBUTION

The Offering

Pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) dated September 20, 2005 entered into between the Company and the Underwriters, the Company agrees to sell, and the Underwriters each severally agree to purchase, as principal, 41,720,000 Shares of the Company at a price of Cdn$2.85 per Share, payable in cash, on the terms and subject to the conditions contained therein against delivery of certificates representing the Shares.

The Company has also granted the Underwriters the Option, exercisable in whole or in part at the sole discretion of the Underwriters until 24 hours prior to closing of the offering, to purchase up to 8,350,000 Additional Shares at a price of Cdn$2.85 per Additional Share.

The closing of this transaction will take place on or about September 27, 2005, or such later date as may be agreed upon by the Company and the Underwriters.

A purchaser who acquires Additional Shares from the Underwriters acquires those Additional Shares under this short form prospectus.

The offering price of the Shares and Additional Shares was determined by negotiation between the Company and the Underwriters.

The TSX has conditionally approved the listing of the Shares and Additional Shares to be distributed under this short form prospectus. The Company has also applied to list the Shares and Additional Shares on AMEX and to admit the Shares and Additional Shares for trading on AIM. Listing of the Shares and Additional Shares will be subject to the Company fulfilling all of the requirements of the TSX, AMEX and AIM.

Qualification of Securities for Distribution

This short form prospectus qualifies the distribution of the Shares. This short form prospectus also qualifies the distribution to the Underwriters of the Option and any Additional Shares issued upon exercise of the Option.

Appointment of Underwriters

In consideration for the services to be performed by the Underwriters, the Company has agreed to pay to the Underwriters a commission equal to 4.5% of the gross proceeds of the offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to purchase all of the Shares if any of the Shares are purchased under the Underwriting Agreement. The Company has agreed with the Underwriters not to authorize, issue or sell, or announce its intention to authorize, issue or sell, any common shares of the Company or securities or financial instruments convertible or exchangeable into common shares of the Company other than: (i) directors, officers or employee stock options pursuant to the share incentive plan of the Company; (ii) the issuance of securities in connection with other outstanding rights issued as at September 6, 2005; and (iii) the issuance of securities in connection with instruments related to the Kupol project loan facility (see “Recent Developments”); for a period of 90 days following the closing of this offering without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Pursuant to policy statements of the Ontario Securities Commission and the Agence nationale d’encadrement du secteur financier, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares of the Company. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to applicable laws, pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares of the Company at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Shares and Additional Shares (if any) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except that the Shares and Additional Shares (if any) may be offered and sold to certain institutional accredited investors by the Company pursuant to Rule 506 under the 1933 Act on a private placement basis. Any sale of Shares to institutional accredited investors pursuant to Rule 506 under the 1933 Act will reduce the number of Shares required to be purchased by the Underwriters. The terms “United States” and “U.S. person” are as defined in Regulation S under the 1933 Act. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares or Additional Shares (if any) in the United States.

The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Shares or Additional Shares (if any) within the United States or to, or for the account or benefit of, U.S. persons: (i) as part of their distribution; or (ii) otherwise until 40 days after the later of the commencement of the offering and date of closing of the offering (the “distribution compliance period”). The Underwriters have further agreed that all offers and sales of the Shares or Additional Shares (if any) during the distribution compliance period will be made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from registration thereunder, and that they will have sent to each distributor (as defined in Regulation S under the 1933 Act), dealer (as defined in Section 2(a)(12) of the 1933 Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Shares or Additional Shares (if any) (collectively, the “Dealers”), to which they sell Shares or Additional Shares (if any) during the distribution compliance period, a confirmation or other notice setting forth the restrictions on offers and sales of the Shares or Additional Shares (if any) within the United States or to, or for the account or benefit of, U.S. persons.

The Shares and Additional Shares (if any) may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that: (i) the offer is not made to a person in the United States; (ii) neither the seller of the Shares or Additional Shares (if any) nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States; and (iii) in the case of an offer or sale of the Shares or Additional Shares (if any) prior to the expiration of the distribution compliance period by a Dealer (A) neither the seller nor any person acting on its behalf knows that the offeree or buyer of the Shares or Additional Shares is a U.S. person and (B) if the seller or any person acting on behalf of the seller knows that the purchaser is a Dealer, the seller or a person acting on the seller’s behalf sends to the purchaser a confirmation or other notice stating that the Shares or Additional Shares (if any) may be offered and sold during the distribution compliance period only in accordance with the provisions of Regulation S under the 1933 Act, pursuant to registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

In addition, until 40 days after the commencement of this offering, an offer or sale of common shares of the Company within the United States by any Dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

Certificates representing any Shares or Additional Shares (if any) which are sold in the United States or to, or for the account or benefit of, a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

MATERIAL CONTRACTS

In addition to the material contracts referenced in the Renewal Annual Information Form under the heading “Material Contracts” the following are the current material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company since January 1, 2002:

1.

A loan facilities agreement dated October 24, 2002 between EAGC Ventures Corp., Main Street 83 (Proprietary) Limited, Chimera Mines and Minerals Corp., Standard Bank, The Bank and Financial Institutions, SBL, The Standard Bank of South Africa Limited;

2.	A first amendment agreement to the Kupol bridge loan facility with HVB dated April 11, 2005 increasing the facility from $60 million to $100 million (see “Recent Developments”);

3.	A second amendment agreement to the Kupol bridge loan facility with HVB dated July 1, 2005 increasing the facility from $100 million to $150 million (see “Recent Developments”); and

4.	The Underwriting Agreement (see “Plan of Distribution”).

LEGAL MATTERS

Certain legal matters relating to the offering and to the common shares to be distributed pursuant to this short form prospectus will be reviewed by Gowling Lafleur Henderson LLP and Axium Law Corporation on behalf of the Company and by Stikeman Elliott LLP on behalf of the Underwriters.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Gowling Lafleur Henderson LLP, Axium Law Corporation and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of the Company.

As of the date hereof, Tom Garagan, Brian Scott, Fred Stahlbush, Wes Hanson of Kinross Technical Services, AMEC Americas Limited and William Crowl, as a group beneficially own, directly or indirectly less than 1% of the issued and outstanding common shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.

The transfer agent and registrar for the common shares of the Company is Computershare Trust Company of Canada at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the jurisdictions in Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the jurisdictions, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the short form prospectus of Bema Gold Corporation (the “Company”) dated September 20, 2005 relating to the qualification for distribution of up to 41,720,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated March 4, 2005.

Vancouver, British Columbia	(Signed) PricewaterhouseCoopers LLP
September 20, 2005	Chartered Accountants

CERTIFICATE OF THE COMPANY

September 20, 2005

This short form prospectus together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, the simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) CLIVE T. JOHNSON	(Signed) MARK A. CORRA
President and Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors
of the Company

(Signed) R. STUART ANGUS	(Signed) ROBERT J. GAYTON
Director	Director

CERTIFICATE OF THE UNDERWRITERS

September 20, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus, as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.	GENUITY CAPITAL MARKETS

By: (Signed) Mark Wellings	By: (Signed) Edward R. Hirst

BMO NESBITT BURNS INC.	CANACCORD CAPITAL CORPORATION

By: (Signed) Jamie Rogers	By: (Signed) Jens J. Mayer

HAYWOOD SECURITIES INC.	ORION SECURITIES INC.

By: (Signed) Keith L. Peck	By: (Signed) Douglas Bell

UBS SECURITIES CANADA INC.

By: (Signed) Steven A. Latimer